Exhibit 99.13

CONSENT OF TRACY ARMSTRONG

I hereby consent to the use of my name and the name of my company in connection with the following, which are being reference in the annual report on Form 40-F of Minera Andes Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated December 22, 2010 entitled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” (the “San José Report”);

2.               The current mineral resource and reserve estimates of the San José Silver-Gold Mine; and

3.               The annual information form of the Company dated March 28th, 2011, which includes reference to my name and company name in connection with information relating to the San José Report and the San José Silver-Gold Mine.

Date: March 30th, 2011
“Signed” Tracy Armstrong
Tracy Armstrong, PGeo
Independent Geological Consultant
P&E Mining Consultants Inc.